Exhibit 99.1

PONY AI Inc. and Uber Announce Strategic Partnership to Advance Autonomous Mobility

GUANGZHOU, China and SAN FRANCISCO, May 06, 2025 (GLOBE NEWSWIRE) – Pony AI Inc. (“Pony.ai”) (Nasdaq: PONY), a global leader in achieving large-scale commercialization of autonomous mobility, and Uber Technologies, Inc. (“Uber”) (NYSE: UBER), today announced a strategic partnership to deploy Pony.ai’s Robotaxis onto the Uber platform.

The partnership is expected to first launch in a key market in the Middle East later this year, with a goal of scaling deployments to additional international markets in the future. Once available, when a rider requests a qualifying ride on the Uber app, they may be presented with the option to have their trip fulfilled by a Pony.ai autonomous vehicle. During the initial pilot phase, these vehicles will have a safety operator onboard, until the companies’ fully autonomous commercial launch.

This is a key step in Pony.ai’s global expansion strategy, leveraging its established ecosystem to showcase robust technological readiness. Pony.ai’s seventh-generation autonomous driving system facilitates the mass production of Robotaxis on a more scalable and cost-effective basis. This technological advancement aligns with the strategic goals of the partnership, empowering Uber’s platform to more quickly and safely integrate autonomous vehicles as the collaboration expands to new markets.

“At Pony.ai, our vision is to develop autonomous driving technology that is not only safe and reliable but also scalable, transforming daily transportation,” said Dr. James Peng, Co-founder and CEO of Pony.ai. “Partnering with Uber accelerates our shared mission to make autonomous mobility a real, everyday experience for more consumers around the world. By combining our proven autonomous systems, with Uber’s unparalleled ride-hailing platform, we’re poised to set a new standard for the commercialization of driverless services, starting in the Middle East before expanding to new markets.”

“Our partnership with Pony.ai is another meaningful step towards introducing the benefits of autonomous mobility to the world,” said Dara Khosrowshahi, CEO of Uber. “As the leading on-demand platform of its kind, spanning mobility, delivery, and freight, Uber is uniquely positioned to help accelerate the commercialization of this exciting technology.”

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: http://ir.pony.ai.

About Uber Technologies, Inc.

Uber’s mission is to create opportunity through movement. We started in 2010 to solve a simple problem: how do you get access to a ride at the touch of a button? More than 58 billion trips later, we’re building products to get people closer to where they want to be. By changing how people, food, and things move through cities, Uber is a platform that opens up the world to new possibilities.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai
Investor Relations
Email: ir@pony.ai

Media Relations
Email: media@pony.ai

Christensen Advisory
Email: pony@christensencomms.com

Uber

Email: press@uber.com